Exhibit (a)(1)(L)
STOCK OPTION EXCHANGE PROGRAM
At-A-Glance
This information sheet outlines important need-to-know information about the recently announced Boston Scientific Stock Option Exchange Program for employees.
Where Can I Find Information about the Program?
Everything you need to know about how the program works and what it means for you can be found on the Stock Option Exchange Program Portal at https://www.corp-action.net/Bostonscientific. It is important that you take advantage of the resources and tools available to you before you make a decision about whether or not to participate in the program.
What Will I Find on the Portal?
The Stock Option Exchange Program Portal is your primary resource for information about the program. On it, you will find:
•	the Offer to Exchange, which is a legal document describing the program in detail;

•	the 2000 and 2003 Long-Term Incentive Plan documents;

•	the Deferred Stock Unit Award Agreement, which is the agreement under which the new DSUs will be granted if you choose to participate;

•	frequently asked questions (FAQ) about the program;

•	a personalized summary of your stock option grants that are eligible for the program; and

•	an interactive exchange worksheet to help you decide which, if any, options to exchange.
What Should I Have Received By Now?
By now, you should have received email communications from Jim Tobin and Lucia Quinn announcing the program approval on May 8, 2007 and program commencement on May 22, 2007. These emails provided a brief overview of the program and information on where to learn more. If you didn’t receive them, please send an email to BSC Equity Compensation Support at BSCEquityCompSupport@bsci.com. You also should have received an email from Mellon Investor Services with your personal identification number (PIN) for the Stock Option Exchange Program Portal so that you can make your election online. If you didn’t receive an email with your PIN, please contact Mellon Investor Services (at 800-718-2943 from within the U.S. or 201-680-6670 from outside the U.S.).
What’s Next?
We will be hosting several question and answer sessions for employees via web conference. Dates and times for the sessions are listed below. You will be receiving an email shortly with more information about how to attend these web conferences. Also, we will be providing updates to the FAQs via email throughout the program offer period.
Stock Option Exchange Program Q&A Web Conference Sessions
Wednesday, May 30, 2007 at 3:00 p.m. EDT and 7:30 p.m. EDT
Thursday, May 31, 2007 at 10:00 a.m. EDT and 7:30 p.m. EDT
Tuesday, June 12 at 10:00 a.m. EDT
Wednesday, June 13 at 3:00 p.m. EDT
Who Should I Contact with Questions?
You should contact Mellon Investor Services at 800-718-2943 from within the U.S. or 201-680-6670 from outside the U.S. with questions. You can also send questions to BSC Equity Compensation Support at BSCEquityCompSupport@bsci.com.
The program offer period is scheduled to expire on June 19, 2007 at 11:59 p.m. Eastern Daylight Savings Time. If you are making an election, be sure to do so before this deadline. Visit the Stock Option Exchange Program Portal at https://www.corp-action.net/Bostonscientific.